AENZA S.A.A. Av. Petit Thouars 4957 Miraflores Lima 15046, Peru www.aenza.com.pe April 26, 2023

Ms. Babette Cooper and Ms. Jennifer Monick

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AENZA S.A.A.

Dear Ms. Cooper and Ms. Monick,

AENZA S.A.A. (the “Company”) hereby acknowledges the comment letter of the staff of the U.S. Securities and Exchange Commission, dated April 5, 2023 concerning the Form 20-F for the fiscal year ended December 31, 2021 (the “2021 20-F”) filed by the Company.

The Company respectfully submits as Annex A hereto additional information provided by Moore Assurance SAS (“Moore”) in relation to the investigation undertaken by the Public Company Accounting Oversight Board (“PCAOB”) with respect to Moore’s audits of the consolidated financial statements of the Company for the 2016, 2017 and 2018 years, and the inspection undertaken by the PCAOB with respect to Moore’s audit of the consolidated financial statements of the Company for the 2019 year.

The Company respectfully reiterates that it hired Moore, a firm registered with the PCAOB, to undertake the audits under PCAOB standards of the consolidated financial statements of the Company for the 2019, 2020 and 2021 years included in the 2021 20-F. Additionally, the Company respectfully notes that in March 2022 the Company hired Caipo y Asociados S.C. de R.L., a member firm of KPMG, to undertake the audits under PCAOB standards of the consolidated financial statements of the Company for the 2022, 2023 and 2024 years.

* * *

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach us at fernando.rodrigo@aenza.com.pe and oscar.pando@aenza.com.pe.

Very truly yours,

AENZA S.A.A.

By:	/s/ Fernando Rodrigo Barrón
Name:	Fernando Rodrigo Barrón
Title:	VP of Corporate Finance and Business
Development

By:	/s/ Oscar Pando Mendoza
Name:	Oscar Pando Mendoza
Title:	VP of Corporate Control and Planning

cc:	Zoila Maria Horna Zegarra, Corporate Legal Vice President

Juan Francisco Mendez, Simpson Thacher & Bartlett LLP

Annex A

Moore’s Letter Dated April 25, 2023

NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES BOSTON HOUSTON DALLAS FORT WORTH AUSTIN	FIRM and AFFILIATE OFFICES JUSTIN JOSEPH D’ELIA DIRECT DIAL: +1 212 692 1069 PERSONAL FAX: +1 212 202 4848 E-MAIL: jjdelia@duanemorris.com www.duanemorris.com	HANOI HO CHI MINH CITY SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR ALLIANCES IN MEXICO

April 25, 2023

CONFIDENTIAL

VIA E-MAIL

Fernando Rodrigo Barrón, VP of Corporate Finance and Business Development

Oscar Pando Mendoza, VP of Corporate Control and Planning

AENZA S.A.A.

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

Re:	Moore Assurance S. A. S. Auditing Services

Dear Messrs. Rodrigo and Pando:

We write on behalf of Moore Assurance S. A. S. (“Moore”), AENZA S.A.A’s (“AENZA”) former independent registered public accounting firm.

The Division of Corporation Finance of the Securities and Exchange Commission “the Division”) sent AENZA a comment letter dated January 20, 2023. We provided a response to AENZA on February 15, 2023 addressing several questions that had been asked of AENZA with respect to Moore’s audits of its financial statements for the three (3) years ended December 31, 2021.

The Division sent AENZA an additional comment letter dated April 5, 2023 and sought further responses from AENZA.

DUANE MORRIS LLP

1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

April 25, 2023 Page 2

As we stated in our February 15th letter, as well as in multiple conferences held with the Division, Moore does not believe that any of the unregistered firms that provided auditing services performed a substantial role in the attendant work for AENZA as that term is defined by the PCAOB Rule 1001(p)(ii). AENZA has asked Moore to supplement its response to address additional topics raised by the Division; below please find its responses to the Division’s requests.

As addressed in our February 15th letter, there was a prior investigation conducted by the PCAOB with respect to Moore’s audits of the financial statements of AENZA’s predecessor, Grana y Montero, S.A.A., for the years ended December 31, 2016, December 31, 2017, and December 31, 2018. The PCAOB’s investigation was focused on whether any other accounting firm played a “substantial role” in those audits. That investigation was concluded without adverse findings against Moore and without any enforcement action by the PCAOB.

Thereafter, in September 2022, the PCAOB completed an inspection of Moore’s audit of AENZA’s December 31, 2019 financial statements. While the inspection report criticized the manner in which Moore documented the conclusion that no other accounting firm played a “substantial role” in the 2019 audit, it took no issue with either the audit report or Moore’s conclusion that no other accounting firm played a “substantial role”. No further actions by Moore were required, although Moore was invited to respond to the final inspection report, which Moore plans to do. Since AENZA has changed auditors for the 2022 audit, Moore’s response will have no effect on that audit.

If you have any questions or concerns regarding this letter or any of the information contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Justin Joseph D’Elia
Justin Joseph D’Elia